The Real Brokerage Welcomes Speicher Group

TORONTO & NEW YORK - May 9, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that the award-winning Speicher Group, led by Peggy Lyn and Chris Speicher, has joined the firm. The Speicher Group serves the Greater Washington D.C. metro region, including Montgomery and Howard Counties in Maryland, the District of Columbia and northern Virginia.

"We are excited to welcome the Speicher Group to the Real family as we continue to attract top agents and their teams to Real," said Real President Sharran Srivatsaa. "Peggy Lyn and Chris are two of the most respected people in the residential real estate industry. They have cracked the code on what running a top producing team of the future is about and have proven this by operating in three completely different markets under three different brands. Additionally, some of the most forward-looking and successful companies in our space, including Zillow, BoomTown, Curaytor and Tomo, have looked to them for their advice and expertise as they've built and evolved their own businesses."

The 20-person team, which includes 15 agents, joins from Long & Foster, where it consistently ranked among the top-producing teams firmwide and is the No. 1 Zillow Flex team in their MSA based on lead conversion to close. For the past seven years, Speicher Group has been recognized as a top real estate team by Washingtonian Magazine. The team brings more than 100 years of combined real estate experience and $1 billion in sales. In 2022, Speicher Group of Long & Foster closed more than 200 real estate transactions valued at over $100 million.

Peggy Lyn Speicher has led more than 2,000 successful sales during her 30+-year career and has ranked as a Long & Foster Top 100 from 2016-2022. Chris Speicher made the transition to residential real estate 15 years ago following a successful marketing career at several leading global brands. Together, they formed the Speicher Group in 2011. Focusing on growth strategy, financial management, operational excellence, marketing, transactional management and recruitment, Chris Speicher is a sought-after industry speaker and advisor having served as a founding member of Zillow Group's Agent Advisory Board.

"We are excited to be joining a company like Real that values the revenue-generating potential of self-sustaining teams like ours and is focused on building a culture and brand based on collaboration," Chris Speicher said. "Joining a company where we can share in its growth and help to shape the culture is important to us. We are looking forward to being part of a progressive company and supporting Real's long-term growth."

In addition to the D.C. metro team, Peggy Lyn and Chris Speicher run two other top-producing brokerage teams - Speicher Group of Coldwell Banker Island Properties in Maui, Hawaii, and Speicher Group of Northrop Realty, Fenwick Island, Delaware.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 46 states, D.C., and four Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221